UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE REPORTS 2023 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 30, 2023 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2023.

Third Quarter 2023:

•	Total Revenues: $596 million, a 3 percent increase year over year
•	Security Subscriptions Revenues: $248 million, a 15 percent increase year over year
•	Deferred Revenues: $1,709 million, a 4 percent increase year over year
•	GAAP Operating Income: $226 million, representing 38 percent of revenues
•	Non-GAAP Operating Income: $269 million, representing 45 percent of revenues
•	GAAP EPS: $1.75, a 19 percent increase year over year
•	Non-GAAP EPS: $2.07, a 17 percent increase year over year

“Our third quarter performance was strong, marked by a 17 percent increase in earnings per share and a 15 percent rise in security subscriptions revenues. We achieved total revenues near the top of our forecast range, with earnings per share hitting the peak,” stated Gil Shwed, Founder and CEO of Check Point Software. “In the past 60 days, we’ve successfully completed three acquisitions, underscoring our security platform leadership. The acquisition of Perimeter 81 has provided us a single-vendor SASE solution that delivers twice the speed of competitive solutions while ensuring industry-leading prevention-first security.”

“Despite the tragic events in Israel over the past three weeks our global business has continued to operate as planned thanks to the commitment and dedication of our employees.  We introduced innovative new products, completed acquisitions, and continued to deliver the highest level of protection and service to our customers and partners. During this period, we’ve received incredible support from our employees, customers, partners, and the investment community. We truly appreciate you standing with us,” concluded Mr. Shwed.

Financial Highlights for the Third Quarter of 2023:
•	Total Revenues: $596 million compared to $578 million in the third quarter of 2022, a 3 percent increase year over year.
•	GAAP Operating Income: $226 million compared to $221 million in the third quarter of 2022, representing 38 percent of revenues in the third quarter of 2023 and 2022, respectively.
•	Non-GAAP Operating Income: $269 million compared to $263 million in the third quarter of 2022, representing 45 percent of revenues in the third quarter of 2023 and 2022, respectively.
•	GAAP Taxes on Income: $39 million compared to $49 million in the third quarter of 2022.
•	GAAP Net Income: $205 million compared to $184 million in the third quarter of 2022.
•	Non-GAAP Net Income: $242 million compared to $221 million in the third quarter of 2022.
•	GAAP Earnings per Diluted share: $1.75 compared to $1.47 in the third quarter of 2022, a 19 percent increase year over year.
•	Non-GAAP Earnings per Diluted share: $2.07 compared to $1.77 in the third quarter of 2022, a 17 percent increase year over year.
•	Deferred Revenues: As of September 30, 2023, deferred revenues were $1,709 million compared to $1,647 million as of September 30, 2022, a 4 percent increase year over year.
•	Cash Balances, Marketable Securities and Short-Term Deposits: $2,989 million as of September 30, 2023, compared to $3,570 million as of September 30, 2022.
•
Cash Flow: During the quarter we acquired Perimeter 81, a pioneering Security Service Edge (SSE) company, and Atmosec, an early-stage SaaS security vendor, for $477 million net cash consideration. Cash flow from operations was $222 million, compared to $240 million in the third quarter of 2022.  The operating cash flow for the quarter included a cost of $22 million related to acquisitions.

•	Share Repurchase Program: During the third quarter of 2023, we repurchased approximately 2.48 million shares at a total cost of approximately $325 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   2

Video Conference Information
Check Point will host a video conference with the investment community on October 30, 2023, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.
Fourth Quarter Investor Conference Participation Schedule:

•	J.P. Morgan RBC Equity Opportunities Forum November 6-7, 2023, South Beach Miami, FL – 1x1’s

•	Stifel Midwest One-on-One Growth Conference November 9, 2023, Chicago, IL – 1x1’s

•	RBC 2023 Technology, Internet, Media & Telecommunications Conference November 15, 2023, NY, NY – 1x1’s

•	2023 UBS Global Technology Conference November 28, 2023, Scottsdale, AZ – 1x1’s

•	Wells Fargo 7th Annual TMT Summit November 29, 2023, Rancho Palos Verdes, CA – 1x1’s

•	Jefferies 2023 Security Summit December 5, 2023, SF, CA

•	Scotiabank 1st US Technology Conference December 5, 2023, SF, CA

•	Nasdaq 49th Investor Conference December 6, 2023, London, UK

•	BTIG Virtual Software Forum December 12, 2023, Virtual 1x1’s

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations if applicable will be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.
To follow this and other Check Point news visit:
•	Twitter: http://www.twitter.com/checkpointsw

•	Facebook: http://www.facebook.com/checkpointsoftware

•	Blog: http://blog.checkpoint.com/

•	YouTube: http://www.youtube.com/user/CPGlobal

•	LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organizations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.
©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   3

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, our expectations regarding our recent acquisitions and market expansion, our beliefs regarding our customers’ adoption of our products and solutions, our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations, and our participation in investor conferences during the fourth quarter of 2023. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing products and solutions and new products and solutions; the effects of the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah; the continued effects on our business of the COVID-19 pandemic; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.
Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in millions, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues:
Products and licenses	$114.2	$132.4	$339.1	$381.5
Security subscriptions	248.3	215.5	715.4	627.0
Total revenues from products and security subscriptions	362.5	347.9	1,054.5	1,008.5
Software updates and maintenance	233.8	229.7	696.7	682.9
Total revenues	596.3	577.6	1,751.2	1,691.4

Operating expenses:
Cost of products and licenses	22.5	35.4	71.3	103.5
Cost of security subscriptions	13.9	11.3	39.8	30.8
Total cost of products and security subscriptions	36.4	46.7	111.1	134.3
Cost of Software updates and Maintenance	27.7	26.1	81.8	77.3
Amortization of technology	3.0	2.9	8.2	9.0
Total cost of revenues	67.1	75.7	201.1	220.6

Research and development	90.0	86.3	268.9	259.1
Selling and marketing	183.3	166.0	546.6	495.2
General and administrative	29.8	28.3	87.3	86.2
Total operating expenses	370.2	356.3	1,103.9	1,061.1

Operating income	226.1	221.3	647.3	630.3
Financial income, net	17.7	11.9	58.1	28.7
Income before taxes on income	243.8	233.2	705.4	659.0
Taxes on income	38.8	49.2	114.3	132.0
Net income	$205.0	$184.0	$591.1	$527.0
Basic earnings per share	$1.77	$1.48	$5.01	$4.15
Number of shares used in computing basic earnings per share	116.0	124.3	117.9	127.1
Diluted earnings per share	$1.75	$1.47	$4.96	$4.11
Number of shares used in computing diluted earnings per share	117.3	125.0	119.2	128.3

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenues	$596.3	$577.6	$1,751.2	$1,691.4
Non-GAAP operating income	269.0	262.7	770.5	750.0
Non-GAAP net income	242.4	221.0	698.6	633.9
Diluted Non-GAAP Earnings per share	$2.07	$1.77	$5.86	$4.94
Number of shares used in computing diluted Non-GAAP earnings per share	117.3	125.0	119.2	128.3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

GAAP operating income	$226.1	$221.3	$647.3	$630.3
Stock-based compensation (1)	36.5	35.2	105.4	101.3
Amortization of intangible assets and acquisition related expenses (2)	6.4	6.2	17.8	18.4
Non-GAAP operating income	$269.0	$262.7	$770.5	$750.0

GAAP net income	$205.0	$184.0	$591.1	$527.0
Stock-based compensation (1)	36.5	35.2	105.4	101.3
Amortization of intangible assets and acquisition related expenses (2)	6.4	6.2	17.8	18.4
Taxes on the above items (3)	(5.5)	(4.4)	(15.7)	(12.8)
Non-GAAP net income	$242.4	$221.0	$698.6	$633.9

Diluted GAAP Earnings per share	$1.75	$1.47	$4.96	$4.11
Stock-based compensation (1)	0.31	0.28	0.88	0.79
Amortization of intangible assets and acquisition related expenses (2)	0.06	0.05	0.15	0.14
Taxes on the above items (3)	(0.05)	(0.03)	(0.13)	(0.10)
Diluted Non-GAAP Earnings per share	$2.07	$1.77	$5.86	$4.94

Number of shares used in computing diluted Non-GAAP earnings per share	117.3	125.0	119.2	128.3

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.3	$0.3
Cost of software updates and maintenance	1.9	1.5	4.9	3.8
Research and development	12.1	11.3	34.5	32.1
Selling and marketing	15.0	12.1	41.1	33.5
General and administrative	7.4	10.2	24.6	31.6
	36.5	35.2	105.4	101.3

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	3.0	2.9	8.2	9.0
Research and development	1.1	2.1	5.0	6.3
Selling and marketing	2.3	1.2	4.6	3.1
	6.4	6.2	17.8	18.4

(3) Taxes on the above items	(5.5)	(4.4)	(15.7)	(12.8)

Total, net	$37.4	$37.0	$107.5	$106.9

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)
ASSETS

	September 30,	December 31,
	2023 (Unaudited)	2022 (Audited)
Current assets:
Cash and cash equivalents	$294.4	$196.0
Marketable securities and short-term deposits	1,162.1	1,441.6
Trade receivables, net	355.0	644.2
Prepaid expenses and other current assets	53.4	50.0
Total current assets	1,864.9	2,331.8

Long-term assets:
Marketable securities	1,532.2	1,865.6
Property and equipment, net	81.5	82.8
Deferred tax asset, net	63.5	77.6
Goodwill and other intangible assets, net	1,760.8	1,295.5
Other assets	99.0	71.5
Total long-term assets	3,537.0	3,393.0

Total assets	$5,401.9	$5,724.8

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$1,246.3	$1,363.4
Trade payables and other accrued liabilities	475.2	475.8
Total current liabilities	1,721.5	1,839.2

Long-term liabilities:
Long-term deferred revenues	462.6	514.4
Income tax accrual	407.1	419.7
Other long-term liabilities	26.5	22.2
	896.2	956.3

Total liabilities	2,617.7	2,795.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,682.4	2,500.7
Treasury shares at cost	(12,733.8)	(11,802.1)
Accumulated other comprehensive loss	(84.1)	(97.9)
Retained earnings	12,918.9	12,327.8
Total shareholders’ equity	2,784.2	2,929.3

Total liabilities and shareholders’ equity	$5,401.9	$5,724.8
Total cash and cash equivalents, marketable securities and short-term deposits	$2,988.7	$3,503.2

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash flow from operating activities:
Net income	$205.0	$184.0	$591.1	$527.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.2	6.1	17.4	16.6
Amortization of intangible assets	4.6	3.4	10.8	10.1
Stock-based compensation	36.5	35.2	105.4	101.3
Realized loss on marketable securities	6.0	-	6.7	-
Decrease in trade and other receivables, net	38.1	41.0	263.3	287.9
Decrease in deferred revenues, trade payables and other accrued liabilities	(75.8)	(26.7)	(205.1)	(92.5)
Deferred income taxes, net	2.7	(2.7)	9.3	(0.4)
Net cash provided by operating activities	222.3	240.3	798.9	850.0

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(455.0)	-	(455.0)	(48.3)
Investment in property and equipment	(6.1)	(4.2)	(13.9)	(15.6)
Net cash used in investing activities	(461.1)	(4.2)	(468.9)	(63.9)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	32.6	25.0	117.7	120.4
Purchase of treasury shares	(324.6)	(325.0)	(974.4)	(975.0)
Payments related to shares withheld for taxes	(2.1)	(1.6)	(9.8)	(8.1)
Net cash used in financing activities	(294.1)	(301.6)	(866.5)	(862.7)

Unrealized gain (loss) on marketable securities, net	6.1	(41.0)	22.0	(137.2)

Decrease in cash and cash equivalents, marketable securities and short term deposits	(526.8)	(106.5)	(514.5)	(213.8)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,515.5	3,676.1	3,503.2	3,783.4

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$2,988.7	$3,569.6	$2,988.7	$3,569.6

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Roei Golan
Roei Golan
October 30, 2023		Chief Financial Officer

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.  9